Mail Stop 4561

August 6, 2009

VIA U.S. MAIL AND FAX (212)507-1869

Mr. Colm Kelleher
Chief Financial Officer
Morgan Stanley
1585 Broadway
New York, NY 10036

            Re: Morgan Stanley
                    Form 10-K for Fiscal Year Ended
                    November 30, 2008
                    Filed January 29, 2009
                    Form 10-Q for Quarterly Period Ended
                    March 31, 2009
                    Filed May 7, 2009

Dear Mr. Kelleher:

We have reviewed your response letter dated May 29, 2009 and have the following additional comments. If you disagree with our comments, we will consider your explanation as to why our comments are not applicable. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended November 30, 2008

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

General

1.   We note your response to our prior comment five. In future filings, please discuss your overall strategies employed in your credit derivatives portfolio as you have described them to us.

Financial Statements

Notes to Consolidated Financial Statements

3. Fair Value Disclosures

Fair Value Measurements

Financial Instruments Owned and Financial Instruments Sold, Not Yet Purchased

Derivative and Other Contracts

OTC Derivative Contracts, page 128

2.   We note your response to our prior comment fourteen. In future filings, please enhance your disclosure to indicate the fair value of credit derivatives classified within each level of the fair value hierarchy.

8. Borrowings

Long-Term Borrowings

Maturities and Terms, page 147

3.   We note your response to our prior comment fifteen. In future filings, within your footnote to the referenced table, please disclose the increase or decrease to the carrying value by year.

9. Commitments, Guarantees and Contingencies

Contingencies, page 156

4.   We note your response to our prior comment seventeen. On page 28, you have disclosed you have reached an agreement in principle to settle *In re Initial Public Offering Securities Litigation*. To the extent the settlement amount can be reasonably estimated, please tell us how you have determined it was not necessary to disclose if you have recorded an accrual for this pending settlement and to disclose the amount. Please refer to paragraph 9 of SFAS 5.

21. Quarterly Results (unaudited), page 187

5.   We note your response to our prior comment twenty-two. Please provide us further detail of the errors corrected during the second quarter 2008 including a description of the circumstances that lead to the error and the periods that were affected. In addition, explain to us how you have applied the provisions of SAB 99 in determining that the errors were not quantitatively or qualitatively material.

Form 10-Q for the quarterly period ended March 31, 2009

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

General

6.   We note from your disclosure in footnote 6 to your financial statements that you had borrowed a total of $24.7 billion and $16.2 billion as of March 31, 2009 and December 31, 2008, respectively, under the TLGP. Tell us what consideration you gave to discussing and quantifying the positive effect your participation in the TLGP program has had on your results of operations in terms of being able to issue debt at below market rates.

      You may contact Jennifer Monick, Staff Accountant, at (202) 551-3295 or the undersigned at (202) 551-3438 if you have questions.

      Sincerely,

      Robert Telewicz
      Senior Staff Accountant